Exhibit 99.1

News Release

Stantec Signs Agreement to Sell Innovyze
Firm divests of smart water infrastructure modeling and simulation software company

EDMONTON, AB; NEW YORK, NY; (March 21, 2017) TSX, NYSE: STN
Global design firm Stantec today announced it has signed an agreement for the sale of its software business, Innovyze, for USD$270 million to the EQT Mid Market US fund, part of the international alternative investments firm EQT. Innovyze joined Stantec through the MWH acquisition, which closed in 2016. Subject to customary conditions and regulatory approvals, it is anticipated that the sale will close in Q2 2017.

“Innovyze is an impressive, growing business, and we see this as an opportunity to continue working with them in servicing our clients while allowing both our companies to prosper with the best available resources,” said Bob Gomes, Stantec President and Chief Executive Officer.

Founded in May 1996, Innovyze is a leading global provider of wet infrastructure business analytics software solutions designed to meet the technological needs of water/wastewater utilities, government agencies, and engineering organizations worldwide. The company’s clients include the majority of the largest UK, Australasian, East Asian, and North American cities, foremost utilities on all six continents, and ENR top-rated design firms.

“We have been passionately building significant global market presence and vanguard water and wastewater modeling and simulation technology since I founded the company over twenty years ago, and we excelled in superior customer care,” said Paul F. Boulos, Ph.D., BCEEM, Hon.D.WRE, Dist.D.NE, Dist.M.ASCE, NAE, Chairman, CEO and President of Innovyze. “Joining forces with EQT will help us further enhance our technology innovation and talent pool to even better serve our fast-growing customer base. This is an ideal match of culture and technology and a great win for the critical water and wastewater industry. I look forward to leading Innovyze to unprecedented levels of success for our customers, their communities, and the environment.”

The larger integration of the MWH business into Stantec’s operations continues, with North American divisions expected to be complete in Q2 2017 and successive parts within the next 18 months.

Robert W. Baird served as exclusive financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor to Stantec on the transaction.

CAUTIONARY STATEMENTS
Certain statements contained in this news release constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing Stantec’s shareholders and potential investors with information regarding the Company, including management’s expectations with respect to the closing of the transaction and future working relationship with Innovyze. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee. Stantec does not undertake to update or revise any forward-looking statements contained in this news release or otherwise, whether as a result of new information, future events, or otherwise, except as may be required by law. For additional information on our assumptions, and the risks and uncertainties that could cause actual results to differ from anticipated results, refer to Stantec’s Annual Report filed on the company’s profile on SEDAR at sedar.com and with the SEC at sec.gov.

About Stantec

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Stantec Media Contact	Stantec Investor Contact
Danny Craig	Sonia Kirby
Director, Public Relations	Director, Investor Relations
Ph: (949) 923-6085	Ph: (780) 616-2785
danny.craig@stantec.com	sonia.kirby@stantec.com

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